Exhibit No. 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

We have audited the accompanying consolidated financial statements of Worthington Armstrong Venture and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2017 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 19, 2018

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2017 and 2016

(Dollar amounts in thousands)

Assets	2017	2016
Current assets:
Cash and cash equivalents	$26,856	$34,387
Short-term investments	6,897	5,782
Accounts receivable, net	27,751	23,523
Receivables from affiliates	2,594	4,212
Inventory, net	32,586	28,196
Other current assets	97	172
Current assets of discontinued operations held for sale (Note 3)	36,439	16,863
Total current assets	133,220	113,135
Property, plant, and equipment, net	24,311	24,830
Goodwill	8,037	8,037
Other assets	218	41
Non-current assets of discontinued operations held for sale (Note 3)	—	17,373
Total assets	$165,786	$163,416

Liabilities and Partners' Deficit
Accounts payable	$11,810	$14,117
Accounts payable to affiliates	1,145	751
Accrued expenses	5,021	4,095
Taxes payable	158	172
Short-term borrowings	—	14,000
Current liabilities of discontinued operations held for sale (Note 3)	8,095	8,173
Total current liabilities	26,229	41,308
Long-term liabilities:
Long-term debt	243,508	239,522
Other long-term liabilities	3,104	4,489
Total long-term liabilities	246,612	244,011
Total liabilities	272,841	285,319
Partners’ deficit:
Accumulated deficit	(94,421)	(102,870)
Accumulated other comprehensive loss	(12,634)	(19,033)
Total partners’ deficit	(107,055)	(121,903)
Total liabilities and partners’ deficit	$165,786	$163,416

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2017, 2016, and 2015

(Dollar amounts in thousands)

	2017	2016	2015
Net sales	$344,483	$330,717	$309,670
Cost of sales	(151,820)	(138,321)	(137,528)
Gross margin	192,663	192,396	172,142
Selling, general, and administrative expenses	(40,053)	(31,857)	(28,659)
	152,610	160,539	143,483
Other (expense), net	(239)	(183)	(185)
Interest income	31	13	4
Interest expense	(7,873)	(6,878)	(6,533)
Income from continuing operations before income tax expense	144,529	153,491	136,769
Income tax expense	(239)	(1,604)	(300)
Net income from continued operations	144,290	151,887	136,469
Discontinued Operations (Note 3)
Net income from discontinued operations, net of tax expense	4,159	6,976	7,963
Total Net Income	148,449	158,863	144,432

Other comprehensive income (loss):
Change in pension plan	461	(234)	(182)
Change in cash flow hedge	1,154	522	(259)
Foreign currency adjustments	4,784	(3,623)	(5,496)
Total other comprehensive income (loss)	6,399	(3,335)	(5,937)
Total comprehensive income	$154,848	$155,528	$138,495

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Deficit

Years ended December 31, 2017, 2016, and 2015

(Dollar amounts in thousands)

	Contributed capital
		The		Accumulated
	Armstrong	Worthington		other	Total
	Ventures,	Steel	Accumulated	comprehensive	partners’
	Inc.	Company	deficit	income (loss)	deficit
Balance, December 31, 2014	$—	$—	$(99,187)	$(9,761)	$(108,948)
Net income	—	—	144,432	—	144,432
Distributions	—	—	(131,000)	—	(131,000)
Change in pension plan	—	—	—	(182)	(182)
Change in cash flow hedge	—	—	—	(259)	(259)
Foreign currency translation adjustments	—	—	—	(5,496)	(5,496)
Balance, December 31, 2015	—	—	(85,755)	(15,698)	(101,453)
Net income	—	—	158,863	—	158,863
Other	—	—	22	—	22
Distributions	—	—	(176,000)	—	(176,000)
Change in pension plan	—	—	—	(234)	(234)
Change in cash flow hedge	—	—	—	522	522
Foreign currency translation adjustments	—	—	—	(3,623)	(3,623)
Balance, December 31, 2016	—	—	(102,870)	(19,033)	(121,903)
Net income	—	—	148,449	—	148,449
Distributions	—	—	(140,000)	—	(140,000)
Change in pension plan	—	—	—	461	461
Change in cash flow hedge	—	—	—	1,154	1,154
Foreign currency translation adjustments	—	—	—	4,784	4,784
Balance, December 31, 2017	$—	$—	$(94,421)	$(12,634)	$(107,055)

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2017, 2016, and 2015

(Dollar amounts in thousands)

	2017	2016	2015
Cash flows from operating activities:
Net income	$148,449	$158,863	$144,432
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,160	4,681	4,173
Deferred income taxes	476	388	27
Changes in assets and liabilities:
Change in receivables	(102)	(5,392)	6,131
Change in inventory	(4,879)	(3,633)	5,933
Change in payables and accrued expenses	1,065	3,702	(2,405)
Other	(4,986)	71	(312)
Net cash provided by operating activities	145,183	158,680	157,979
Cash flows from investing activities:
Purchases of property, plant, and equipment	(4,444)	(4,924)	(8,329)
Sale of property, plant, and equipment	34	38	(83)
Short-term investments	(1,115)	(348)	840
Acquisition of business, net of cash acquired	-	-	(8,400)
Net cash used in investing activities	(5,525)	(5,234)	(15,972)
Cash flows from financing activities:
Proceeds from revolving credit facility	176,000	264,000	132,000
Issuance of short-term debt	—	14,000	—
Repayment of short-term debt	(14,000)	—	—
Repayment of revolving credit facility	(171,500)	(267,500)	(126,500)
Financing cost	(832)	—	—
Distributions paid	(140,000)	(176,000)	(131,000)
Net cash used in financing activities	(150,332)	(165,500)	(125,500)
Effect of exchange rate changes on cash and cash equivalents	3,143	(1,577)	(4,159)
Net increase (decrease) in cash and cash equivalents	(7,531)	(13,631)	12,348
Cash and cash equivalents at beginning of year	34,387	48,018	35,670
Cash and cash equivalents at end of year	$26,856	$34,387	$48,018
Supplemental disclosures:
Interest paid	$7,873	$6,961	$6,736
Income taxes paid	168	2,728	2,457

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

(1)	Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, the United Kingdom, the People’s Republic of China, and India.

On November 17, 2017, Armstrong World Industries, Inc. entered into a Share Purchase Agreement (the Purchase Agreement) with Knauf International GmbH (Knauf) to sell certain subsidiaries comprising its business in Europe, the Middle East, Africa (EMEA) and the Pacific Rim.  The sale also includes the corresponding businesses and operations of the Company, which was approved by both Armstrong and Worthington.  The consideration to be paid by Knauf for the Company’s businesses is approximately $90 million, subject to certain adjustments as provided in the Purchase Agreement, including adjustments based on the economic impact of any required regulatory remedies and a working capital adjustment. The transaction, which is subject to regulatory approvals and other customary conditions, is currently anticipated to close in mid-2018. EMEA and Pacific Rim’s financial results have been reflected in the Company’s Consolidated Financial Statements as discontinued operations for all periods presented.  Refer to Note 3 for additional information.

(2)	Summary of Significant Accounting Policies
(a)	Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include management estimates and judgments, where appropriate. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment and goodwill, valuation allowances for receivables and inventories, valuation of derivatives, and assets and obligations related to employee benefits.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

(b)Revenue Recognition

The Company recognizes revenue from the sale of products when title transfers, generally on the date of shipment and collection of the relevant receivable is probable. At the time of shipment, a provision is made for estimated applicable discounts and losses that reduce revenue. The Company’s standard sales terms are “Free On Board” (FOB) shipping point. The Company has some sales terms that are FOB destination.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income and comprehensive income.

(c)	Derivative Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivatives not designated as hedges or that do not meet the criteria for hedge accounting, all changes in fair value are recorded immediately to profit or loss.

(d)	Advertising Costs

The Company recognizes advertising expense as incurred. Advertising expense was $1,243, $1,170, $1,116 for the years ended December 31, 2017, 2016, and 2015, respectively.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

(e)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $4,653, $4,305 and $3,998 for the years ended December 31, 2017, 2016, and 2015, respectively.

(f)	Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners.  The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax benefits are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g)	Cash and Cash Equivalents

Short-term investments that have original maturities of three months or less when purchased are considered to be cash equivalents.

(h)	Short Term Investments

Short-term investments that have maturity dates greater than three months consist primarily of one year certificates of deposits.

(i)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off‑balance‑sheet credit exposure related to its customers.

(j)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first‑in, first‑out method.

(k)	Long‑Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight‑line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(l)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is tested for impairment at least annually. The impairment tests performed in 2017, 2016, and 2015 did not result in an impairment of the Company’s goodwill.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

(m)	Foreign Currency Translation

Gains and losses on foreign currency translation are recognized in accumulated other comprehensive income in the accompanying consolidated balance sheets.

(3)	Discontinued Operations

As discussed in Note 1, Armstrong World Industries, Inc. entered into a Purchase Agreement with Knauf to sell certain subsidiaries comprising its business in Europe, the Middle East, Africa (EMEA) and the Pacific Rim.  The sale also includes the corresponding businesses and operations of the Company. Accordingly, the assets and liabilities and results of operations of our EMEA and Pacific Rim businesses have been reported as discontinued operations in the accompanying consolidated financial statements.

The Company and Knauf will also enter into an agreement related to the mutual supply of certain products and a license agreement relating to the use of certain intellectual property.

The following table presents the carrying amounts of major classes of assets and liabilities of the discontinued operations held for sale in the consolidated balance sheets as of December 31, 2017 and 2016:

Assets	2017	2016
Accounts receivable, net	$5,190	$7,269
Inventory, net	9,629	8,647
Other current assets	2,030	947
Property, plant and equipment (1)	16,504	15,312
Other non-current assets	3,086	2,061
Total Assets of discontinued operations held for sale (2)	36,439	34,236

Liabilities
Accounts payable	4,587	4,088
Accrued expenses	2,985	2,695
Other liabilities	523	1,390
Total liabilities of discontinued operations held for sale (2)	8,095	8,173
Total net assets	28,344	26,063

(1)	Presented as "Non -current assets of discontinued operations held for sale" on the consolidated balance sheet as of December 31, 2016.
(2)	Presented as "Current Assets / liabilities of discontinued operations held for sale" on the consolidated balance sheet as of December 31, 2017.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

The following table represents the results of our discontinued operations:

	2017	2016	2015
Net sales	$63,222	$63,024	$64,744
Cost of sales	51,400	46,764	49,496
Selling, general, and administrative expenses	8,004	6,279	5,529
Interest income, expense, other, net	(309)	(733)	(505)
Income from discontinued operations before tax expense	4,127	10,714	10,224
Income tax benefit (expense)	32	(3,738)	(2,261)
Net income from discontinued operations, net of tax expense	4,159	6,976	7,963

The following is a summary of total depreciation and amortization and capital expenditures of our discontinued operations, which are presented as components of operating and investing activities in our consolidated statement of cash flows:

	2017	2016	2015
Depreciation and Amortization	$1,958	$1,896	$1,867
Purchase of property, plant and equipment	1,753	1,285	2,360

(4)    Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $136 and $147, at December 31, 2017 and 2016, respectively.

(5)	Inventory

	2017	2016
Finished goods	$11,841	11,014
Goods in process	94	564
Raw materials	18,114	14,179
Supplies	2,537	2,439
Total inventory, net of reserves	$32,586	28,196

(6)	Derivative Instruments and Hedging Activities

The Company uses variable-rate London Interbank Offered Rate (LIBOR) debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into LIBOR based interest rate swap agreements to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. The swap changes the variable‑rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives LIBOR‑based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed‑rate debt for the notional amount of its debt hedged.

On July 16, 2013, the Company entered into a LIBOR‑based interest rate swap agreement to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. The swap has a notional amount of $50,000 maturing in July 2020, under the terms of which the Company pays a fixed rate of 2.136% and receives one‑month LIBOR. This swap is designated as a cash flow hedge.

On April 28, 2017 the Company entered into another swap with a notional amount of $50,000 maturing in February 2022, under the terms of which the Company pays a fixed rate of 1.9365% and receives one-month LIBOR.  This swap is designated as a cash flow hedge.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

As of December 31, 2017 and 2016, the total notional amount of the Company’s outstanding interest-rate swap agreements that were entered into to hedge outstanding or forecasted debt obligations were $100,000 and $50,000, respectively.

The fair value of derivatives designated as hedging instruments held as of December 31, 2017 and 2016 are as follows:

	2017		2016
	B/S Location	Fair value	B/S Location	Fair value

Interest rate swap	Other assets	$165	Other assets	$—
	Long-term liabilities	—	Long-term liabilities	(977)
Total derivatives		$165		$(977)

The amount of gain (loss) recognized in accumulated other comprehensive income was $177 and $(977), respectively as of December 31, 2017 and 2016.

(7)	Property, Plant, and Equipment

	2017	2016
Land	$673	673
Buildings	13,143	12,836
Machinery and equipment	57,391	53,037
Computer software	1,328	1,316
Construction in process	2,595	5,713
	75,130	73,575
Accumulated depreciation and amortization	(50,819)	(48,745)
Total property, plant, and equipment, net	$24,311	24,830

Depreciation and amortization expense was $3,202, $2,785 and $2,306 for the years ended December 31, 2017, 2016 and 2015, respectively.

(8)	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable approximate their fair value due to the short‑term maturity of these instruments. The carrying value and estimated fair value of debt was $243,508 and $243,529 respectively, at December 31, 2017. The carrying value and estimated fair value of debt was $239,522 and $239,400, respectively, at December 31, 2016.

The fair value of the Company’s debt is based on the amount of future cash flows discounted using rates the Company would currently be able to realize for similar instruments of comparable maturity.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three‑level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets  that are not active; or other inputs that are observable or can be corroborated by observable market data.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company’s derivatives are valued using Level 2 inputs. The fair values are disclosed in Note 6. The Company does not have any significant financial or nonfinancial assets or liabilities that are valued using Level 3 inputs.

(9)	Debt

The Company had a $200,000 revolving credit facility (Facility) with PNC Bank and other lenders that was due to expire on February 21, 2019.  On March 22, 2017, the Company refinanced the Facility with PNC Bank and other lenders increasing the size of the revolver from $200,000 to $250,000 and extending the terms to March 22, 2022. At the same time, the Company paid off their $50,000 private floating rate debt with New York Life Insurance Company. As of December 31, 2017 and 2016 there was $194,500 and $140,000, respectively, outstanding under the Facility. The Company can borrow at rates with a range over LIBOR of 1.125% to 1.75%, depending on the Company’s leverage ratio, as defined by the terms of the Facility. As of December 31, 2017 and 2016, the rate was 2.82% and 1.86%, respectively.

On December 23, 2011, the Company issued $50,000 of 10‑year private placement notes (Prudential Notes) with Prudential Insurance Company that mature in December 2021. At December 31, 2017 and 2016, there was $50,000 outstanding. The Prudential Notes bear interest at 4.9% that is paid on a quarterly basis.

The debt agreements contain certain restrictive financial covenants, including, among others, interest coverage and leverage ratios. The Company was in compliance with its covenants during the years ended and as of December 31, 2017 and 2016.

(10)	Pension Benefit Programs

The Company contributes to the Worthington Industries Deferred Profit Sharing Plan for eligible U.S. employees. Costs for this plan were $1,399, $1,413, and $1,258 for 2017, 2016, and 2015, respectively.

The Company also has a U.S. defined‑benefit pension plan for eligible hourly employees that worked in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East Coast operations, which eliminated the expected future years of service for participants in the plan. The following tables set forth the defined‑benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2017 and 2016:

	2017	2016
Projected benefit obligation at beginning of year	$11,005	11,185
Interest cost	417	457
Actuarial (gain) loss	353	322
Benefits paid	(630)	(959)
Projected benefit obligation at end of year	$11,145	11,005

	2017	2016
Benefit obligation at December 31	$11,145	11,005
Fair value of plan assets as of December 31	9,065	8,222
Funded status at end of year	$2,080	(2,783)
Amounts recognized in the balance sheets consist of:
Other long-term liabilities	$(2,080)	(2,783)
Accumulated other comprehensive loss	6,141	6,602
Net amount recognized	$4,061	3,819

Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

The components of net periodic benefit cost (benefit) are as follows:

	2017	2016	2015
Interest cost	$417	457	451
Expected return on plan assets	(593)	(600)	(643)
Recognized net actuarial loss	334	332	343
Net periodic benefit cost	$158	189	151

The accumulated benefit obligation for the U.S. defined‑benefit pension plan was $11,145 and $11,005 at December 31, 2017 and 2016, respectively. The unrecognized net loss for the defined‑benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $250.

The valuations and assumptions reflect the Society of Actuaries updated RP-2014 mortality tables with MP-2017 generational projection scales as of December 31, 2017.

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2017 and 2016 are as follows:

	2017	2016
Weighted average assumptions for the year ended December 31:
Discount rate	3.95%	4.13%
Expected long-term rate of return on plan assets	7.25	7.25
Weighted average assumptions as of December 31:
Discount rate	3.52%	3.95%
Expected long-term rate of return on plan assets	7.25	7.25

Pension plan assets are required to be disclosed at fair value in the consolidated financial statements. Fair value is defined in Note 8 – Fair Value of Financial Instruments.

The U.S. defined‑benefit pension plan assets’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level within the fair value hierarchy a summary of the plan’s assets measured at fair value on a recurring basis as of December 31, 2017 and 2016, respectively:

		2017
		Fair value based on
		Quoted active	Observable
		markets	inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$332	332	—
Debt Securities	2,799	—	2,799
Common stocks	5,934	5,934	—
	$9,065	6,266	2,799

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

		2016
		Fair value based on
		Quoted active	Observable
		markets	inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$1,844	1,844	—
Debt Securities	1,342	—	1,342
Common stocks	5,036	5,036	—
	$8,222	6,880	1,342

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Cash: Consists of cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short‑term maturity of these instruments.

Money market funds: The money market investment consists of an institutional investor money market fund, valued at the fund’s net asset value (NAV), which is normally calculated at the close of business daily. The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV.

Debt securities: Consist of investments in individual corporate bonds, municipal bonds, or government bonds. These bonds are each individually valued using a yield curve model, based on observable inputs, which may also incorporate available trade and bid/ask spread data where available.

Common stocks: Consist of investments in common stocks that are valued at the closing price reported on the active market on which the individual security is traded.

In developing the 7.25% expected long‑term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long‑term inflation assumptions.

The primary investment objective of the defined‑benefit pension plan is to achieve long‑term growth of capital in excess of 7.25% annually, exclusive of contributions or withdrawals. This objective is to be achieved through a balanced portfolio comprising equities, fixed income, and cash investments.

Each asset class utilized by the defined‑benefit pension plan has a targeted percentage. The following table shows the asset allocation target and the December 31, 2017 and 2016 position:

		Position at December 31
	Target weight	2017	2016
Equity securities	65%	74%	62%
Fixed income securities	35	22	16
Cash and equivalents	—	4	22

The Company made contributions of $400, $500, and $510 to the U.S. defined‑benefit pension plan in 2017, 2016, and 2015 respectively. The Company expects to contribute $400 to the plan in 2018.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table:

Expected future payments for the year(s) ending December 31:
2018	$660
2019	662
2020	667
2021	655
2022	670
2023-2027	3,250

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2017.

(11)	Income Taxes

The Company is a general partnership in the United States, and accordingly, U.S. federal and state income taxes are generally the responsibility of the two general partners. Therefore, no federal income tax provision has been recorded on U.S. income.

(12)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Minimum rent payments under operating leases are recognized on a straight‑line basis over the term of the lease including any periods of free rent. Rent expense during 2017, 2016, and 2015 amounted to $2,258, $2,309 and $2,134, respectively.

Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows:

Year:
2018	$2,429
2019	1,848
2020	1,698
2021	1,659
2022	1,087
Thereafter	—
Total	$8,721

(13)	Accumulated Other Comprehensive Income (Loss)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

The following table summarizes the activity, by component, related to the change in AOCI for December 31, 2017 and the balances for accumulated other comprehensive income (loss):

				Accumulated
	Foreign			other
	currency	Cash flow		comprehensive
	translation	hedge	Pension plan	(loss)
Balance, December 31, 2015	$(7,830)	(1,499)	(6,369)	(15,698)
Other comprehensive (loss) income before reclassifications	(3,623)	522	(466)	(3,567)
Amounts reclassified from accumulated other comprehensive income	—	—	232	232
Net current period other comprehensive (loss) income	(3,623)	522	(234)	(3,335)
Balance, December 31, 2016	(11,453)	(977)	(6,603)	(19,033)
Other comprehensive (loss) before reclassifications	4,784	1,154	231	6,169
Amounts reclassified from accumulated other comprehensive income	—	—	230	230
Net current period other comprehensive (loss)	4,784	1,154	461	6,399
Balance, December 31, 2017	$(6,669)	177	(6,142)	(12,634)

The amount reclassified from AOCI was recorded in cost of goods sold in the consolidated statements of income and comprehensive income.

(14)	Related Parties

Armstrong World Industries, Inc. provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. Armstrong purchases grid products from the Company, which are then resold along with Armstrong inventory to the customer.

	2017	2016	2015
Services provided by Armstrong	$14,878	9,098	8,828
Sales to Armstrong	18,224	18,004	18,194

Armstrong owed the Company $2,594 and $4,212 for purchases of product as of December 31, 2017 and 2016, respectively. The Company owed $1,145 and $751 to Worthington and affiliates of Worthington as of December 31, 2017 and 2016, respectively, which are included in accounts payable to affiliates.

Worthington, and affiliates of Worthington, provide certain administrative processing services, steel processing services, and insurance‑related coverages to the Company for which it receives reimbursement.

	2017	2016	2015
Administrative services by Worthington	$1,382	501	509
Insurance-related coverage net of premiums by Worthington	840	824	656
Steel processing services by Worthington and affiliates of Worthington	1,656	3,394	292

(15)	Acquisition

On March 6, 2015, the Company acquired the assets utilized by Fry Reglet Corporation (Fry) in the manufacturing of two product lines (the Business). Assets of the Business and the results of the Business’s operations have been included in the consolidated financial statements since the acquisition date. Prior to the acquisition, Fry was the sole supplier of those products to the Company. The Company concluded that the assets met the definition of a business under Accounting Standard Codification section 805, Business Combinations, and therefore the transaction has been accounted for as a business combination. As a result of the acquisition, the Company has vertically integrated the customer service, design and drawing, and manufacturing processes of the Business.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(Dollar amounts in thousands)

The total purchase price of $8,400 was paid in cash. The estimated fair value of the identifiable assets acquired at the acquisition date were Property, Plant and Equipment of $363, and the remainder recorded as Goodwill in the amount of $8,037.

In connection with the acquisition, the Company paid Fry a $500 consulting fee for transition services. The Company incurred acquisition related costs of $240. These consulting fees and acquisition related costs are included within Selling, General, and Administrative expenses.

(16)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(17)	Business and Credit Concentrations

Approximately 22%, 20%, and 20% of net sales were to the Company’s largest third‑party customer for 2017, 2016, and 2015, respectively. The Company’s 10 largest third‑party customers accounted for approximately 77%, 74%, and 64% of the Company’s net sales for 2017, 2016, and 2015 respectively, and approximately 73% and 66% of the Company’s accounts receivable balances at December 31, 2017 and 2016, respectively. See Note 14 for sales to and amounts owed to the Company from Armstrong World Industries, Inc.

(18)	Subsequent Events

Management has evaluated subsequent events through the date the annual consolidated financial statements were available to be issued, February 19, 2018.